











INVEST IN **CYBER POP-UP**

Security experts on demand. $2M Priced Round on $8M Post-Money Valuation.

cyber popup
SECURITY EXPERTS
on demand
STARTING AT $99/MONTH
powered by Google for Startups
Dr. Christine Izuakor
Founder and CEO

cyberpopup.com Chicago IL

Technology

LEAD INVESTOR

Gale Wilkinson

We are investing in Cyber Popup because: 1. The company's value proposition as a marketplace for small and medium businesses to hire vetted cybersecurity experts is differentiated; we believe Cyber Pop-up has significant competitive positioning in a large, fast-growing market. 2. The company has strong management and advisory teams and has deep experience in both cybersecurity best practices and marketplace development. 3. The company has early traction including a waitlist of 500+ security professionals and $180,000 of completed client projects.

Invested $5,000 this round

Learn about Lead Investors

Highlights

1. 🏆 2020 Momentum Awards: Industry Disruptor Finalist
2. 🥇2x Winner of $100k Startup Battles from Verizon and more
3. 🔐Customers served include Dow Jones, Penn Foster, Veriato, and more.
4. 💪🏿 Black woman-founded
5. 💙Google Black Founder Fund Portfolio Company

Our Founder

Christine Izuakor Founder and CEO

Cyber Pop-up is led by cybersecurity trailblazer, Dr. Christine Izuakor. She was the youngest student and first African American woman to earn a Ph.D. in Security Engineering and has a decade of Fortune 100 cybersecurity experience.

student and first African American woman to earn a Ph.D. in Security Engineering and has a decade of Fortune 100 cybersecurity experience.

Our Materials

We are raising a $2M priced round at an $8M post-money valuation. We've reserved $100k for this special campaign geared towards friends, family, and angels.

Learn more about Cyber Pop-up here:

Executive Summary: **https://docsend.com/view/74vz5ny7a2jiucqt**

Pitch Deck: **https://docsend.com/view/imyz32bjbp8iu8k8**

Past Virtual Pitch Competition **Video LInk**